JOINT STOCK COMPANY


AEROFLOT
Russian Airlines
SKYTEAM

RECEIVED
2010 JUN -1 P 12:31

10, Arbat st., Moscow, 119002, Russia
Tel.: (499) 500-68-68, (499) 500-68-69
Fax: (499) 500-68-67, http://www.aeroflot.ru

Office of Chief Council (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549

Date 22.04.10 our ref. 402-184


10015804

SUPPL

Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) JSC Aeroflot provide You with documents on placement of the Company's securities.

Code of the issuer 82 – 4592.

If You would have any questions, please contact us by phone +7 (495) 258-0686 or by E-mail: afokeeva@aeroflot.ru.

Attached 4 documents includes 4 pages of each.

Sincerely Yours,

Head of Corporate Finance Department
JSC «Aeroflot - Russian airlines»

Alexey Goreslavsky

dlw 6/2

(82 – 4592)

Announcement of the Material Fact
"Information on the Stages of the Securities Floatation"

1. General	
1.1. Full corporate registered name of the Issuer (for non-profit entity – name)	***Open Joint Stock Company "Aeroflot – Russian Airline"***
1.2. Abbreviated corporate name of the Issuer	***JSC "Aeroflot"***
1.3. Domicile of the Issuer	***10, Arbat St., 119002, Moscow, Russian Federation***
1.4. Main State Registration Number of the Issuer	***1027700092661***
1.5. Taxpayer Identification Number (TIN)	***7712040126***
1.6. Unique code of the Issuer as assigned by the state registration agency	***00010-A***
1.7. Internet page address used by the Issuer for information disclosure purposes	***www.aeroflot.ru***

2. Content of the Announcement
"Information about the commencement of securities floatation"
2.4. The Announcement on the Material Fact containing information on the commencement of securities floatation shall provide the following: 2.4.1. Issue, category (type), series and other identification designators of the securities: ***Unconvertible, Documentary, Payable at site, Interest-bearing, Stock exchange subject to mandatory centralized keeping Bonds of BO-01 (БО-01) series with a possibility of early redemption at holders' request and the issuer's sole discretion (hereinafter referred to as, Stock Exchange Bonds BO-1 series).*** 2.4.2. Maturity date: ***on 1092nd (one thousand and ninety second) day from the commencement date of floatation of Stock Exchange Bonds BO-1 series.*** 2.4.3. Identification number of securities issue and the date of admittance to trading in the process of floatation thereof: ***identification number 4B02–01-00010-A of the 26th of March, 2010.*** 2.4.4. Full corporate registered name (name) of the Organizer trading at the securities market that admitted stock exchange securities to trading in the process of floatation thereof: ***Closed Joint Stock Company "Moscow Interbank Currency Exchange (MICEX)".*** 2.4.5. Number of securities and par value of each security being placed: ***6,000,000 (six million) units of par value 1,000 (one thousand) rubles each.*** 2.4.6. Method of floatation of securities: ***public subscription.*** 2.4.7. Provisioning to shareholders (interested parties) of the issuer and/or to any other persons of the preemptive right to buy securities: ***no preemptive right is provided.*** 2.4.8. The price of securities being floated or the procedure of setting thereof in the form of an equation contacting variables the values of which are not changeable at the issuer's discretion: ***The price of Stock Exchange Bonds has been set at 1,000 (one thousand) rubles per each Stock Exchange Bond* (100% of the par value).** 2.4.9. The date of actual commencement of securities floatation (the date any activities of securities floatation can be carried out from): ***The 12th of April, 2010.*** 2.4.8. The date of termination of securities floatation and the procedure of setting thereof: ***The dates of completion of the Stock Exchange Bonds floatation and the date of commencement of the Stock Exchange Bonds floatation are concurrent.***

3. Signature		
3.1. Deputy General Director on Legal and Property Matters	______________ (signature)	D.P. Saprykin
3.2. Date " the 12th " of April, 20 10	Seal	

(82 – 4592)

Announcement of the Material Fact
“Information on the Stages of the Securities Floatation”

1. General	
1.1. Full corporate registered name of the Issuer (for non-profit entity – name)	***Open Joint Stock Company “Aeroflot – Russian Airline”***
1.2. Abbreviated corporate name of the Issuer	***JSC “Aeroflot”***
1.3. Domicile of the Issuer	***10, Arbat St., 119002, Moscow, Russian Federation***
1.4. Main State Registration Number of the Issuer	***1027700092661***
1.5. Taxpayer Identification Number (TIN)	***7712040126***
1.6. Unique code of the Issuer as assigned by the state registration agency	***00010-A***
1.7. Internet page address used by the Issuer for information disclosure purposes	***www.aeroflot.ru***

2. Content of the Announcement
“Information about the commencement of securities floatation”
2.4. The Announcement on the Material Fact containing information on the commencement of securities floatation shall provide the following: 2.4.1. Issue, category (type), series and other identification designators of the securities: ***Unconvertible, Documentary, Payable at site, Interest-bearing, Stock exchange subject to mandatory centralized keeping Bonds of BO-02 (БО-02) series with a possibility of early redemption at holders’ request and the issuer’s sole discretion (hereinafter referred to as, Stock Exchange Bonds BO-2 series).*** 2.4.2. Maturity date: ***on 1092nd (one thousand and ninety second) day from the commencement date of floatation of Stock Exchange Bonds BO-2 series.*** 2.4.3. Identification number of securities issue and the date of admittance to trading in the process of floatation thereof: ***identification number 4B02–02-00010-A of the 26th of March, 2010.*** 2.4.4. Full corporate registered name (name) of the Organizer trading at the securities market that admitted stock exchange securities to trading in the process of floatation thereof: ***Closed Joint Stock Company “Moscow Interbank Currency Exchange (MICEX)”.*** 2.4.5. Number of securities and par value of each security being placed: ***6,000,000 (six million) units of par value 1,000 (one thousand) rubles each.*** 2.4.6. Method of floatation of securities: ***public subscription.*** 2.4.7. Provisioning to shareholders (interested parties) of the issuer and/or to any other persons of the preemptive right to buy securities: ***no preemptive right is provided.*** 2.4.8. The price of securities being floated or the procedure of setting thereof in the form of an equation contacting variables the values of which are not changeable at the issuer’s discretion: ***The price of Stock Exchange Bonds has been set at 1,000 (one thousand) rubles per each Stock Exchange Bond*** **(100% of the par value).** 2.4.9. The date of actual commencement of securities floatation (the date any activities of securities floatation can be carried out from): ***The 12th of April, 2010.*** 2.4.8. The date of termination of securities floatation and the procedure of setting thereof: ***The dates of completion of the Stock Exchange Bonds floatation and the date of commencement of the Stock Exchange Bonds floatation are concurrent.***

3. Signature		
3.1. Deputy General Director on Legal and Property Matters	____________ (signature)	D.P. Saprykin
3.2. Date “ the 12th ” of April, 20 10	Seal	

Announcement of the Material Fact
"Information on the Stages of the Securities Floatation"

1. General	
1.1. Full corporate registered name of the Issuer (for non-profit entity – name)	***Open Joint Stock Company "Aeroflot – Russian Airline"***
1.2. Abbreviated corporate name of the Issuer	***JSC "Aeroflot"***
1.3. Domicile of the Issuer	***10, Arbat St., 119002, Moscow, Russian Federation***
1.4. Main State Registration Number of the Issuer	***1027700092661***
1.5. Taxpayer Identification Number (TIN)	***7712040126***
1.6. Unique code of the Issuer as assigned by the state registration agency	***00010-A***
1.7. Internet page address used by the Issuer for information disclosure purposes	***www.aeroflot.ru***

2. Content of the Announcement
"Information about the completion of securities floatation"
2.4. The Announcement on the Material Fact containing information on the commencement of securities floatation shall provide the following: 2.5.1. Issue, category (type), series and other identification designators of the securities: ***Unconvertible, Documentary, Payable at site, Interest-bearing, Stock exchange subject to mandatory centralized keeping Bonds of BO-01 (БО-01) series with a possibility of early redemption at holders' request and the issuer's sole discretion (hereinafter referred to as, Stock Exchange Bonds BO-01 series).*** 2.5.2. Maturity date: ***on 1092nd (one thousand and ninety second) day from the commencement date of floatation of Stock Exchange Bonds BO-01 series.*** 2.5.3. Identification number of securities issue and the date of admittance to trading in the process of floatation thereof: ***identification number 4B02–02-00010-A of the 26th of March, 2010.*** 2.5.4. Full corporate registered name (name) of the Organizer trading at the securities market that admitted stock exchange securities to trading in the process of floatation thereof: ***Closed Joint Stock Company "Moscow Interbank Currency Exchange (MICEX)".*** 2.5.5. Par value of each security placed: ***6,000,000 (six million) units of par value 1,000 (one thousand) rubles each.*** 2.5.6. Method of floatation of securities: ***public subscription.*** 2.5.7. The date of actual commencement of securities floatation: ***The 12th of April, 2010.*** 2.5.8. The date of actual termination of securities floatation: **The 12th of April, 2010.** 2.5.9. The number of actually placed securities: ***6,000,000 (six million) units.*** 2.5.10. The percentage of actually placed securities to the total number of issued securities to be placed: 100% 2.5.11. The actual price (prices) of securities placed and the number of securities placed at each price of placement: 6,000,000 (six million) Stock Exchange Bonds have been placed at the price of 1,000 (one thousand) rubles. 2.5.12. The form pa payment for the securities placed: ***6,000,000 (six million) Stock Exchange Bonds has been paid for in cash.*** 2.5.13. Information on deals that involved specific interests as well as on major deals that have been completed by the issued in the course of securities floatation, and on the fact of approval by an authorized body of the issuer or the luck thereof: ***In the course of floatation of Stock Exchange Bonds of BO-01 series no deals involving special interests have been completed.*** ***In the course of floatation of Stock Exchange Bonds of BO-01 series no major deals have been completed.***

3. Signature		
3.1. Deputy General Director on Legal and Property Matters	________ (signature)	D.P. Saprykin
3.2. Date " the 12th " of April, 20 10	Seal	

Announcement of the Material Fact
"Information on the Stages of the Securities Floatation"

1. General	
1.1. Full corporate registered name of the Issuer (for non-profit entity – name)	***Open Joint Stock Company "Aeroflot – Russian Airline"***
1.2. Abbreviated corporate name of the Issuer	***JSC "Aeroflot"***
1.3. Domicile of the Issuer	***10, Arbat St., 119002, Moscow, Russian Federation***
1.4. Main State Registration Number of the Issuer	***1027700092661***
1.5. Taxpayer Identification Number (TIN)	***7712040126***
1.6. Unique code of the Issuer as assigned by the state registration agency	***00010-A***
1.7. Internet page address used by the Issuer for information disclosure purposes	***www.aeroflot.ru***

2. Content of the Announcement
"Information about the completion of securities floatation"
2.4. The Announcement on the Material Fact containing information on the commencement of securities floatation shall provide the following: 2.5.1. Issue, category (type), series and other identification designators of the securities: ***Unconvertible, Documentary, Payable at site, Interest-bearing, Stock exchange subject to mandatory centralized keeping Bonds of BO-02 (БО-02) series with a possibility of early redemption at holders' request and the issuer's sole discretion (hereinafter referred to as, Stock Exchange Bonds BO-02 series).*** 2.5.2. Maturity date: ***on 1092nd (one thousand and ninety second) day from the commencement date of floatation of Stock Exchange Bonds BO-02 series.*** 2.5.3. Identification number of securities issue and the date of admittance to trading in the process of floatation thereof: ***identification number 4B02–02–00010-A of the 26th of March, 2010.*** 2.5.4. Full corporate registered name (name) of the Organizer trading at the securities market that admitted stock exchange securities to trading in the process of floatation thereof: ***Closed Joint Stock Company "Moscow Interbank Currency Exchange (MICEX)".*** 2.5.5. Par value of each security placed: ***6,000,000 (six million) units of par value 1,000 (one thousand) rubles each.*** 2.5.6. Method of floatation of securities: ***public subscription.*** 2.5.7. The date of actual commencement of securities floatation: ***The 12th of April, 2010.*** 2.5.8. The date of actual termination of securities floatation: **The 12th of April, 2010.** 2.5.9. The number of actually placed securities: ***6,000,000 (six million) units.*** 2.5.10. The percentage of actually placed securities to the total number of issued securities to be placed: 100% 2.5.11. The actual price (prices) of securities placed and the number of securities placed at each price of placement: 6,000,000 (six million) Stock Exchange Bonds have been placed at the price of 1,000 (one thousand) rubles. 2.5.12. The form pa payment for the securities placed: ***6,000,000 (six million) Stock Exchange Bonds has been paid for in cash.*** 2.5.13. Information on deals that involved specific interests as well as on major deals that have been completed by the issued in the course of securities floatation, and on the fact of approval by an authorized body of the issuer or the luck thereof: ***In the course of floatation of Stock Exchange Bonds of BO-02 series no deals involving special interests have been completed.*** ***In the course of floatation of Stock Exchange Bonds of BO-02 series no major deals have been completed.***

3. Signature		
3.1. Deputy General Director on Legal and Property Matters	____________ (signature)	D.P. Saprykin
3.2. Date " the 12th " of April, 20 10	Seal	